SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                       SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                    (Amendment No. 2)*

                                  HA-LO Industries, Inc.
                                     (Name of Issuer)


                                Common Stock, no par value
                              (Title of Class of Securities)

                                        404429 10 2
                                      (CUSIP Number)

                                     Seymour N. Okner
                                      701 Lee Street
                                  Des Plaines, IL  60016
                                      (847) 803-1931
                       (Name, Address and Telephone Number of Person
                     Authorized to Receive Notices and Communications)

                                       June 10, 1997
                  (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check
          the following box.  /   /

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Exhibit index appears at end of text.

                              (Continued on following pages)








          Page 1  of 17 Pages

          1.    Name of Reporting Person:

                    Seymour N. Okner

          2.    Check the Appropriate Box if a Member of a Group: (a) /   /
                (b) /   /

          3.    SEC Use Only


          4.    Source of Funds:    OO

          5.    Check box if Disclosure of Legal Proceedings is
                Required Pursuant to Items 2(e) or 2(f):          /   /

          6.    Citizenship or Place of Organization:  United States Citizen

          Number of      7.    Sole Voting Power:       964,201
          Shares
          Beneficially
          Owned By Each  8.    Shared Voting Power:     -0-
          Reporting
          Person
          With           9.    Sole Dispositive Power:  964,201


                         10.   Shared Dispositive       -0-
                               Power:


          11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

                                        964,201

          12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
                 Shares:        /   /

          13.    Percent of Class Represented by Amount in Row (11):

                                                                         4.7%

          14.    Type of Reporting Person:  IN












          Page 2  of 17 Pages

          1.    Name of Reporting Person:

                    Samuel P. Okner Family Trust

          2.    Check the Appropriate Box if a Member of a Group: (a) /   /
                (b) /   /

          3.    SEC Use Only


          4.    Source of Funds:    OO

          5.    Check box if Disclosure of Legal Proceedings is
                Required Pursuant to Items 2(e) or 2(f):          /   /

          6.    Citizenship or Place of Organization:  Illinois

          Number of      7.    Sole Voting Power:       502,031 (1)
          Shares
          Beneficially
          Owned By Each  8.    Shared Voting Power:     -0-
          Reporting
          Person
          With           9.    Sole Dispositive Power:  502,031 (1)


                         10.    Shared Dispositive       -0-
                                Power:

          11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

                                        502,031

          12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
                 Shares:        /   /

          13.    Percent of Class Represented by Amount in Row (11):

                                                                         2.5%

          14.    Type of Reporting Person:  OO - Trust






               (1) Power is exercised through its Trustees, Samuel P. Okner and Anne Okner.


          Page 3  of 17 Pages

          1.    Name of Reporting Person:

                    Ellyn Robbins Family Trust

          2.    Check the Appropriate Box if a Member of a Group: (a) /   /
                (b) /   /

          3.    SEC Use Only


          4.    Source of Funds:    OO

          5.    Check box if Disclosure of Legal Proceedings is
                Required Pursuant to Items 2(e) or 2(f):          /   /

          6.    Citizenship or Place of Organization:  Illinois

          Number of      7.    Sole Voting Power:       310,781 (1)
          Shares
          Beneficially
          Owned By Each  8.    Shared Voting Power:     -0-
          Reporting
          Person
          With           9.    Sole Dispositive Power:  310,781 (1)


                         10.   Shared Dispositive       -0-
                               Power:

          11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

                                        310,781

          12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
                 Shares:        /   /

          13.    Percent of Class Represented by Amount in Row (11):

                                                                         1.5%

          14.    Type of Reporting Person:  OO - Trust






               (2) Power is exercised through its Trustees, Ellyn Robbins and Anne Okner.


          Page 4  of 17 Pages

          1.    Name of Reporting Person:

                    Joel C. Okner Family Trust

          2.    Check the Appropriate Box if a Member of a Group: (a) /   /
                (b) /   /

          3.    SEC Use Only


          4.    Source of Funds:    OO

          5.    Check box if Disclosure of Legal Proceedings is
                Required Pursuant to Items 2(e) or 2(f):          /   /

          6.    Citizenship or Place of Organization:  Illinois

          Number of      7.    Sole Voting Power:       454,219 (1)
          Shares
          Beneficially
          Owned By Each  8.    Shared Voting Power:     -0-
          Reporting
          Person
          With           9.    Sole Dispositive Power:  454,219 (1)


                         10.   Shared Dispositive       -0-
                               Power:

          11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

                                        454,219

          12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
                 Shares:        /   /

          13.    Percent of Class Represented by Amount in Row (11):

                                                                         2.3%

          14.    Type of Reporting Person:  OO - Trust






               (1) Power is exercised through its Trustees, Joel C. Okner and Anne Okner.


          Page 5  of 17 Pages

          1.    Name of Reporting Person:

                    Samuel P. Okner

          2.    Check the Appropriate Box if a Member of a Group: (a) /   /
                (b) /   /

          3.    SEC Use Only


          4.    Source of Funds:    OO

          5.    Check box if Disclosure of Legal Proceedings is
                Required Pursuant to Items 2(e) or 2(f):          /   /

          6.    Citizenship or Place of Organization:  United States Citizen

          Number of      7.    Sole Voting Power:       296,230
          Shares
          Beneficially
          Owned By Each  8.    Shared Voting Power:     502,031 (1)
          Reporting
          Person
          With           9.    Sole Dispositive Power:  296,230


                         10.   Shared Dispositive       502,031 (1)
                               Power:

          11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

                                        798,261

          12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
                 Shares:        /   /

          13.    Percent of Class Represented by Amount in Row (11):

                                                                         4.0%

          14.    Type of Reporting Person:  IN






               (1) Solely in his capacity as co-Trustee of the Samuel P. Okner Family Trust.


          Page 6  of 17 Pages

          1.    Name of Reporting Person:

                    Ellyn Robbins

          2.    Check the Appropriate Box if a Member of a Group: (a) /   /
                (b) /   /

          3.    SEC Use Only


          4.    Source of Funds:    OO

          5.    Check box if Disclosure of Legal Proceedings is
                Required Pursuant to Items 2(e) or 2(f):          /   /

          6.    Citizenship or Place of Organization:  United States Citizen

          Number of      7.    Sole Voting Power:       -0-
          Shares
          Beneficially
          Owned By Each  8.    Shared Voting Power:     310,781 (1)
          Reporting
          Person
          With           9.    Sole Dispositive Power:  -0-


                         10.   Shared Dispositive       310,781 (1)
                               Power:

          11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

                                        310,781

          12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
                 Shares:        /   /

          13.    Percent of Class Represented by Amount in Row (11):

                                                                         1.5%

          14.    Type of Reporting Person:  IN




               (1) Solely in her capacity as co-Trustee of the Ellyn Robbins Family Trust.


          Page 7  of 17 Pages

          1.    Name of Reporting Person:

                    Joel C. Okner

          2.    Check the Appropriate Box if a Member of a Group: (a) /   /
                (b) /   /

          3.    SEC Use Only


          4.    Source of Funds:    OO

          5.    Check box if Disclosure of Legal Proceedings is
                Required Pursuant to Items 2(e) or 2(f):          /   /

          6.    Citizenship or Place of Organization:  United States Citizen

          Number of      7.    Sole Voting Power:       -0-
          Shares
          Beneficially
          Owned By Each  8.    Shared Voting Power:     454,219 (1)
          Reporting
          Person
          With           9.    Sole Dispositive Power:  -0-


                         10.   Shared Dispositive       454,219 (1)
                               Power:

          11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

                                        454,219

          12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
                 Shares:        /   /

          13.    Percent of Class Represented by Amount in Row (11):

                                                                         2.3%

          14.    Type of Reporting Person:  IN






               (1) Solely in his capacity as co-Trustee of the Joel C. Okner Family Trust.


          Page 8  of 17 Pages

          1.    Name of Reporting Person:

                    Anne Okner

          2.    Check the Appropriate Box if a Member of a Group: (a) /   /
                (b) /   /

          3.    SEC Use Only


          4.    Source of Funds:    OO

          5.    Check box if Disclosure of Legal Proceedings is
                Required Pursuant to Items 2(e) or 2(f):     /   /

          6.    Citizenship or Place of Organization:  United States Citizen

          Number of      7.    Sole Voting Power:       31
          Shares
          Beneficially
          Owned By Each  8.    Shared Voting Power:     1,267,031 (1)
          Reporting
          Person
          With           9.    Sole Dispositive Power:  31


                         10.   Shared Dispositive       1,267,031 (1)
                               Power:

          11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

                                        1,267,062

          12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
                 Shares:        /   /

          13.    Percent of Class Represented by Amount in Row (11):

                                                                         6.3%

          14.    Type of Reporting Person:  IN



               (1) Solely in her capacity as co-Trustee of the Samuel P. Okner Family Trust with respect to 502,031 Shares. Solely in her capacity as co-Trustee of the Ellyn Robbins Family Trust with respect to 310,781 Shares. Solely in her capacity as co-Trustee of the Joel C. Okner Family Trust with respect to 454,219 Shares.


          Page 9  of 17 Pages

          1.    Name of Reporting Person:

                    Debra Okner

          2.    Check the Appropriate Box if a Member of a Group: (a) /   /
                (b) /   /

          3.    SEC Use Only


          4.    Source of Funds:    OO

          5.    Check box if Disclosure of Legal Proceedings is
                Required Pursuant to Items 2(e) or 2(f):     /   /

          6.    Citizenship or Place of Organization:  United States Citizen

          Number of      7.    Sole Voting Power:       31
          Shares
          Beneficially
          Owned By Each  8.    Shared Voting Power:     -0-
          Reporting
          Person
          With           9.    Sole Dispositive Power:  31


                         10.   Shared Dispositive       -0-
                               Power:

          11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

                                        31

          12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
                 Shares:        /   /

          13.    Percent of Class Represented by Amount in Row (11):

                                                                         0.0%

          14.    Type of Reporting Person:  IN










          Page 10  of 17 Pages

          This statement constitutes Amendment No. 2 to the Statement on
          Schedule 13D filed October 9, 1996 on behalf of Seymour N. Okner, the Samuel P. Okner Family Trust, the Ellyn Robbins Family Trust, the Joel
          C. Okner Family Trust, Samuel P. Okner, Ellyn Robbins, Joel C. Okner, Anne Okner and Debra Okner (the "Reporting Persons") in connection with the beneficial ownership of the Common Stock, no par value (the "Shares"), of HA-LO Industries, Inc., an Illinois corporation (the "Company")


          1. Paragraph (a) of Item 2. Identity and Background, is hereby amended and restated in its entirety to read as follows.

               (a) Pursuant to Rules 13d-1(f)(1) and (2) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this amendment to statement on Schedule 13D on behalf of Seymour N. Okner, the Samuel P. Okner Family Trust, the Ellyn Robbins Family Trust, the Joel C. Okner Family Trust, Samuel P. Okner, Ellyn Robbins, Joel C. Okner, Anne Okner and Debra Okner. The foregoing persons are sometimes hereinafter referred to collectively as the "Reporting Persons." The Reporting Persons originally made a single, joint filing because they might have been deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of that filing nor anything contained therein or herein shall be deemed to be an admission by any of the Reporting Persons that such a "group" existed. As reflected herein, the Reporting Persons have determined that no such group exists and this constitutes the final amendment to the statement for all of the Reporting Persons except Anne Okner.

          2. Item 5. Interests in Securities of the Issuer, is hereby amended by restating Item 5 as follows:

               The following information provided in this statement is based upon a total of 20,164,864 Shares outstanding. This total number of Shares outstanding is based on number of shares outstanding on May 7, 1997 according to the Company's Quarterly Report on Form 10-K for the quarter ended March 31, 1997.

               (a)  Seymour N. Okner

               Seymour N. Okner beneficially owns 964,201 Shares, constituting approximately 4.7% of the Shares outstanding as described above.

               Samuel P. Okner Family Trust

               The Samuel P. Okner Family Trust beneficially owns 502,031 Shares, constituting approximately 2.5% of the Shares outstanding as described above.

               Ellyn Robbins Family Trust

          Page 11  of 17 Pages

               The Ellyn Robbins Family Trust beneficially owns 310,781 Shares, constituting approximately 1.5% of the Shares outstanding as described above.

               Joel C. Okner Family Trust

               The Joel C. Okner Family Trust beneficially owns 454,219 Shares, constituting approximately 2.3% of the Shares outstanding as described above.

               Samuel P. Okner

               Samuel P. Okner beneficially owns 798,261 Shares, constituting approximately 4.0% of the Shares outstanding as described above.

               Ellyn Robbins

               Ellyn Robbins beneficially owns 310,781 Shares, constituting approximately 1.5% of the Shares outstanding as described above.

               Joel C. Okner

               Joel C. Okner beneficially owns 454,219 Shares, constituting approximately 2.3% of the Shares outstanding as described above.

               Anne Okner

               Anne Okner beneficially owns 31 Shares and, due to her positions as Trustee of the Samuel P. Okner Family Trust, the Ellyn Robbins Family Trust, and the Joel C. Okner Family Trust, may be deemed to be the beneficial owner of 1,267,031 Shares, constituting, in the aggregate, approximately 6.3% of the Shares outstanding as described above.

               Debra Okner

               Debra Okner beneficially owns 31 Shares, constituting approximately 0.0% of the Shares outstanding as described above.

               (b)  Seymour N. Okner

               Seymour N. Okner has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 964,201 Shares, constituting approximately 4.7% of the Shares outstanding as described above.

               Samuel P. Okner Family Trust

               Acting through its Trustees, the Samuel P. Okner Family Trust has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 502,031 Shares, constituting approximately 2.5% of the Shares outstanding as described above.

          Page 12  of 17 Pages

               Ellyn Robbins Family Trust

               Acting through its Trustees, the Ellyn Robbins Family Trust has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 310,781 Shares, constituting approximately 1.5% of the Shares outstanding as described above.

               Joel C. Okner Family Trust

               Acting through its Trustees, the Joel C. Okner Family Trust has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 454,219 Shares, constituting approximately 2.3% of the Shares outstanding as described above.

               Samuel P. Okner

               Samuel P. Okner has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 296,230 Shares, and, in his capacity as co-Trustee of the Samuel P. Okner Family Trust, has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 502,031 Shares, constituting, in the aggregate, approximately 4.0% of the Shares outstanding as described above.

               Ellyn Robbins

               Ellyn Robbins, in her capacity as co-Trustee of the Ellyn
          Robbins Family Trust, has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 310,781 Shares, constituting approximately 1.5% of the Shares outstanding as described above.

               Joel C. Okner

               Joel C. Okner, in his capacity as co-Trustee of the Joel Co. Okner Family Trust, has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 454,219 Shares, constituting approximately 2.3% of the Shares outstanding as described above.

               Anne Okner

               Anne Okner has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 31 Shares, and, in her capacities as co-Trustee of the Samuel P. Okner Family Trust, the Ellyn Robbins Family Trust and the Joel C. Okner Family Trust, has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,267,031 Shares, constituting, in the aggregate, approximately 6.3% of the Shares outstanding as described above.


          Page 13  of 17 Pages

               Debra Okner

               Debra Okner has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 31 Shares, constituting approximately 0.0% of the Shares outstanding as described above.

               (c) Except as set forth above, none of the Reporting Persons beneficially owns any Shares and none of the Reporting Persons has effected any transactions in, or with respect to, Shares during the preceding sixty (60) days, except as follows:

               Samuel P. Okner sold an aggregate of 30,500 Shares during the past sixty (60) days as follows: 20,500 Shares on June 27, 1997 at $24.00 per Share and 10,000 Shares on June 30, 1997 at $23.4375 per Share. All of these sales were made in the open market.

               (d)  Not applicable.

               (e)  Not later that June 10, 1997, Seymour N. Okner, the Samuel
          P. Okner Family Trust, the Ellyn Robbins Family Trust, the Joel C. Okner Family Trust, Samuel P. Okner, Ellyn Robbins, Joel C. Okner and Debra Okner each ceased to be the owner of more than five percent of the Shares.




























          Page 14  of 17 Pages

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

               Dated: July 25, 1997


          /s/ Seymour N. Okner              /s/ Ellyn Robbins
          -----------------------           --------------------
          Seymour N. Okner                  Ellyn Robbins


          SAMUEL P. OKNER FAMILY TRUST      /s/ Joel C. Okner
                                            --------------------
          By:/s/ Samuel P. Okner            Joel C. Okner
             --------------------
             Samuel P. Okner
             Co-Trustee                     /s/ Anne Okner
                                            --------------------
          By:/s/ Anne Okner                 Anne Okner
             -------------------
             Anne Okner
             Co-Trustee                     /s/ Debra Okner
                                            --------------------
                                            Debra Okner
          ELLYN ROBBINS FAMILY TRUST

          By:/s/ Ellyn Robbins
             -------------------
             Ellyn Robbins
             Co-Trustee

          By:/s/ Anne Okner
             --------------------
             Anne Okner
             Co-Trustee


          JOEL C. OKNER FAMILY TRUST

          By:/s/ Joel C. Okner
             --------------------
             Joel C. Okner
             Co-Trustee

          By:/s/ Anne Okner
             ---------------------
             Anne Okner
             Co-Trustee


          /s/ Samuel P. Okner
          -----------------------
          Samuel P. Okner





          Page 15  of 17 Pages

                                       EXHIBIT INDEX

                              Exhibit No.Document Description

               A.        Agreement pursuant to Rule 13d-1(f)(1)(iii).


















            Page 16 of 17 Pages

                                         EXHIBIT A

               Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Amendment No. 2 to Statement to which this
          Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

          Dated: July 25, 1997


          /s/ Seymour N. Okner                    /s/ Samuel P. Okner
          -----------------------                 ----------------------
          Seymour N. Okner                        Samuel P. Okner


          SAMUEL P. OKNER FAMILY TRUST            /s/ Ellyn Robbins
                                                  ----------------------
          By:/s/ Samuel P. Okner                  Ellyn Robbins
             --------------------
               Samuel P. Okner
               Co-Trustee                         /s/ Joel C. Okner
                                                  ----------------------
          By:/s/ Anne Okner                       Joel C. Okner
             --------------------
               Anne Okner
               Co-Trustee                         /s/ Anne Okner
                                                  ----------------------
                                                  Anne Okner
          ELLYN ROBBINS FAMILY TRUST

          By:/s/ Ellyn Robbins                    /s/ Debra Okner
             --------------------                 ----------------------
               Ellyn Robbins                      Debra Okner
               Co-Trustee

          By:/s/ Anne Okner
             --------------------
               Anne Okner
               Co-Trustee


          JOEL C. OKNER FAMILY TRUST

          By:/s/ Joel C. Okner
             --------------------
               Joel C. Okner
               Co-Trustee

          By:/s/ Anne Okner
             --------------------
               Anne Okner
               Co-Trustee




          Page 17  of 17 Pages